Filed by Deere & Company
                                                    Pursuant to Rule 425 under
                                                    the Securities Act of 1933
                            Subject Company: Richton International Corporation
                                                   Commission File No. 0-12361


Press Release

SOURCE: Deere & Company

John Deere to Acquire Richton International to Expand Service to
Professional Landscape and Irrigation Industry

MOLINE, IL (May 30, 2001) -- Deere & Company (NYSE: DE - news) announced today that it has entered into an agreement to acquire Richton International Corporation. Upon completion of the transaction, which will require approval of Richton shareholders, Deere plans to combine Richton's irrigation equipment business -- Century Supply Corp. -- with the recently purchased McGinnis Farms, Incorporated.

The combination of these businesses will be named "John Deere Landscapes" and will offer a full line of services and products to landscape and irrigation professionals.

"Capitalizing on new opportunities closely related to our core equipment and financing businesses allows us to deliver greater value to both customers and investors. This is an opportunity to serve customers we know and with whom the John Deere brand already represents real value," said Robert W. Lane, chairman and chief executive officer of Deere & Company.

Richton is a diversified service company with two business lines, including irrigation and computer-related services and products. Century Supply Corp. is a wholesale distributor of irrigation products and systems, while CBE Technologies Inc. and Creative Business Concepts, Inc. supply technology-related products and services.

"With the planned creation of John Deere Landscapes, we will provide total solutions to landscape and irrigation professionals," said John Jenkins, president of John Deere's Worldwide Commercial and Consumer Equipment Division. "In addition to significantly expanding our ability to serve irrigation customers, Century brings us over 160 new locations and a strong team of people."

Irrigation equipment sales make up about 80 percent of Richton's total revenues. Richton was named for three consecutive years by Forbes Magazine as one of the 200 Best Small Companies in the U.S.

Deere is currently evaluating the strategic options for Richton's information technology groups. Under terms of the agreement, the shareholders of Richton will have the option to exchange their shares for shares of Deere & Company or cash. Deere said it would pay approximately $125 million for Richton's equity.

Deere & Company (www.JohnDeere.com) creates smart and innovative solutions, in the form of advanced machines, services and concepts, for customers on the farmsite, worksite and homesite worldwide.

This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors or failure of the transaction de scribed to be completed for any reason. More detailed information about those factors is contained in Deere's and Richton's filings with the Securities and Exchange Commission.

Deere and Richton will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PRO POSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Deere with respect to the proposed transaction may be obtained free of charge by contacting Deere & Company, One John Deere Place, Moline, Illinois, 61265,
Attention: Investor Relations. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

SOURCE: Deere & Company